UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli/Michael Fehle (646) 452-2333 / 2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

ASUR Announces Total Passenger Traffic for

April 2006 down 2.3% Year over Year

Mexico City, May 5, 2006, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of April 2006 decreased by 2.3% when compared to April 2005.

All figures in this announcement reflect comparisons between the 30-day period April 1 through April 30 2005 and 2006. Transit and general aviation passengers are excluded.

Domestic
Airport	April 2005	April 2006	% Change
Cancún	161,095	210,391	30.6
Cozumel	7,476	6,145	(17.8)
Huatulco	18,570	30,062	61.9
Merida	67,969	72,034	6.0
Minatitlan	11,422	13,251	16.0
Oaxaca	39,807	42,030	5.6
Tapachula	15,313	14,701	(4.0)
Veracruz	41,313	49,327	19.4
Villahermosa	53,016	56,251	6.1
Total Domestic	415,981	494,192	18.8

International
Airport	April 2005	April 2006	% Change
Cancún	796,945	706,920	(11.3)
Cozumel	52,009	29,717	(42.9)
Huatulco	5,997	5,660	(5.6)
Merida	9,417	10,470	11.2
Minatitlan	277	286	3.2
Oaxaca	4,152	6,028	45.2
Tapachula	503	382	(24.1)
Veracruz	4,248	5,528	30.1
Villahermosa	2,938	3,976	35.3
Total International	876,486	768,967	(12.3)

Total
Airport	April 2005	April 2006	% Change
Cancun	958,040	917,311	(4.3)
Cozumel	59,485	35,862	(39.7)
Huatulco	24,567	35,722	45.4
Merida	77,386	82,504	6.6
Minatitlan	11,699	13,537	15.7
Oaxaca	43,959	48,058	9.3
Tapachula	15,816	15,083	(4.6)
Veracruz	45,561	54,855	20.4
Villahermosa	55,954	60,227	7.6
ASUR Total	1,292,467	1,263,159	(2.3)

ASUR’s management believes that the lower passenger traffic numbers to Cancun and Cozumel during the period were largely the result of the reduction in available accommodation caused by Hurricane Wilma, which struck the region in October 2005 and caused widespread damage to the hotel infrastructure in the region.

Cancun’s Municipal Tourism Authority estimates that of the 27,484 rooms available in Cancun prior to the hurricane, 19,370 or 70.5% were in operation as of April 31, 2006.

Quintana Roo’s Tourism authorities estimate that there were 3,502 hotel rooms in operation in Cozumel as April 31, 2006, representing 93.9% of the approximately 3,730 hotel rooms available before the hurricanes.

At this time ASUR cannot estimate the impact that these events will have on passenger traffic for fiscal year 2006.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: May 5, 2006